Exhibit 99.1

CONSOLIDATED BALANCE SHEET

	Note	June 30, 2023	December 31, 2022
ASSETS
CURRENT
Cash and cash equivalents	5	11,860,415	9,505,951
Marketable securities	6	7,913,730	7,546,639
Trade accounts receivable	7	6,488,192	9,607,012
Inventories	8	6,422,496	5,728,261
Recoverable taxes	9	747,847	549,580
Derivative financial instruments	4.5	3,747,881	3,048,493
Advances to suppliers	10	103,181	108,146
Dividends receivable	11		7,334
Other assets		778,557	1,021,234
Total current assets		38,062,299	37,122,650

NON-CURRENT
Marketable securities	6	441,140	419,103
Recoverable taxes	9	1,357,354	1,406,363
Deferred taxes	12	147,638	3,986,415
Derivative financial instruments	4.5	1,731,906	1,825,256
Advances to suppliers	10	1,981,199	1,592,132
Judicial deposits		342,017	362,561
Other assets		289,433	279,955

Biological assets	13	16,914,120	14,632,186
Investments	14	640,269	612,516
Property, plant and equipment	15	56,028,308	50,656,634
Right of use	19.1	5,230,789	5,109,226
Intangible	16	15,112,147	15,192,971
Total non-current assets		100,216,320	96,075,318
TOTAL ASSETS		138,278,619	133,197,968

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONSOLIDATED BALANCE SHEET

	Note	June 30, 2023	December 31, 2022
LIABILITIES
CURRENT
Trade accounts payable	17	6,347,954	6,206,570
Loans, financing and debentures	18.1	5,532,543	3,335,029
Lease liabilities	19.2	710,906	672,174
Derivative financial instruments	4.5	483,512	667,681
Taxes payable		425,156	449,122
Payroll and charges		629,911	674,525
Liabilities for assets acquisitions and subsidiaries	23	101,207	1,856,763
Dividends payable		2,678	5,094
Advances from customers		74,538	131,355
Other liabilities		541,190	494,230
Total current liabilities		14,849,595	14,492,543

NON-CURRENT
Loans, financing and debentures	18.1	68,999,788	71,239,562
Lease liabilities	19.2	5,485,078	5,510,356
Derivative financial instruments	4.5	1,735,204	4,179,114
Liabilities for assets acquisitions and subsidiaries	23	179,657	205,559
Provision for judicial liabilities	20.1	3,175,080	3,256,310
Employee benefit plans	21.2	701,933	691,424
Deferred taxes	12	11,377	1,118
Share-based compensation plans	22.3	183,589	162,117
Advances from customers		136,161	136,161
Other liabilities		121,144	157,339
Total non-current liabilities		80,729,011	85,539,060
TOTAL LIABILITIES		95,578,606	100,031,603

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		22,584	18,425
Treasury shares		(1,381,600)	(2,120,324)
Profit reserves		22,690,645	24,207,869
Other reserves		1,650,150	1,719,516
Retained earnings		10,370,124
Controlling shareholders´		42,587,449	33,061,032
Non-controlling interest		112,564	105,333
Total equity		42,700,013	33,166,365
TOTAL LIABILITIES AND EQUITY		138,278,619	133,197,968

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Second quarter		Semester ended
	Note	April 1 to June 30, 2023	April 1 to June 30, 2022	June 30, 2023	June 30, 2022
NET SALES	27	9,159,634	11,519,655	20,436,017	21,262,490
Cost of sales	29	(6,228,181)	(6,122,925)	(12,196,855)	(11,555,765)
GROSS PROFIT		2,931,453	5,396,730	8,239,162	9,706,725

OPERATING INCOME (EXPENSES)
Selling	29	(626,809)	(625,567)	(1,231,162)	(1,197,708)
General and administrative	29	(427,208)	(364,768)	(817,443)	(701,232)
Income (expense) from associates and joint ventures	14	(14,052)	19,049	419	9,307
Other, net	29	1,205,293	161,993	1,183,989	159,426
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		3,068,677	4,587,437	7,374,965	7,976,518

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,149,041)	(1,133,402)	(2,308,066)	(2,183,523)
Financial income		404,137	194,283	789,898	352,567
Derivative financial instruments		2,903,766	(1,575,557)	4,899,019	4,620,886
Monetary and exchange variations, net		2,376,817	(4,459,984)	3,624,935	3,170,689
NET INCOME (LOSS) BEFORE TAXES		7,604,356	(2,387,223)	14,380,751	13,937,137

Income and social contribution taxes
Current	12	(97,226)	(63,703)	(211,003)	(122,637)
Deferred	12	(2,429,507)	2,632,715	(3,849,332)	(3,326,601)
NET INCOME FOR THE PERIOD		5,077,623	181,789	10,320,416	10,487,899

Attributable to
Controlling shareholders’		5,073,127	175,625	10,310,498	10,480,342
Non-controlling interest		4,496	6,164	9,918	7,557

Earnings (loss) per share
Basic	25.1	3.90544	0.13057	7.87524	7.77949
Diluted	25.2	3.90397	0.13054	7.87231	7.77825

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Second quarter		Semester ended
	April 1 to June 30, 2023	April 1 to June 30, 2022	June 30, 2023	June 30, 2022
Net income for the period	5,077,623	181,789	10,320,416	10,487,899
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income	(742)	1,775	(1,376)	(2,058)
Tax effect on the fair value of investments	252	(603)	468	700
Items with no subsequent effect on income	(490)	1,172	(908)	(1,358)

Exchange rate variations on conversion of financial information of subsidiaries abroad	11,607	3,001	(8,832)	(6,852)
Realization of exchange variation on investments abroad		(14)		(14)
Items with subsequent effect on income	11,607	2,987	(8,832)	(6,866)
	5,088,740	185,948	10,310,676	10,479,675

Attributable to
Controlling shareholders’	5,084,244	179,784	10,300,758	10,472,118
Non-controlling interest	4,496	6,164	9,918	7,557

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to controlling shareholders’
	Share capital		Capital reserves		Profit reserves
	Share Capital	Share issuance costs	Stock options granted	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Investment reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2021	9,269,281	(33,735)	15,455	(218,265)	812,909	235,019	2,513,663	279,344		86,889	2,114,907		15,075,467	99,663	15,175,130
Total comprehensive income
Net income for the period												10,480,342	10,480,342	7,557	10,487,899
Other comprehensive income for the period											(8,224)		(8,224)		(8,224)
Transactions with shareholders
Stock options granted (Note 22.3)			2,668										2,668		2,668
Shares granted (Note 22.3)			(2,365)	2,365
Share repurchase (note 24.2)				(601,551)									(601,551)		(601,551)
Unclaimed dividends forfeited												194	194		194
Fair value attributable to non-controlling interest														(2,539)	(2,539)
Proposed additional dividend payment (note 1.2.2)							(97)			(86,889)			(86,986)		(86,986)
Payment of supplementary dividends (note 1.2.3)							(719,903)	(80,000)					(799,903)		(799,903)
Internal changes in equity
Proposed minimum mandatory dividends					(502)		502
Realization of deemed cost, net of taxes											(57,845)	57,845
Balances at June 30, 2022	9,269,281	(33,735)	15,758	(817,451)	812,407	235,019	1,794,165	199,344			2,048,838	10,538,381	24,062,007	104,681	24,166,688

Balances at December 31, 2022	9,269,281	(33,735)	18,425	(2,120,324)	879,278	1,404,099	19,732,050	2,192,442			1,719,516		33,061,032	105,333	33,166,365
Total comprehensive income
Net income for the period												10,310,498	10,310,498	9,918	10,320,416
Other comprehensive income for the period											(9,740)		(9,740)		(9,740)
Transactions with shareholders
Shares granted (Note 22.3)			4,159										4,159		4,159
Shares repurchased (Note 24.2)				(778,500)									(778,500)		(778,500)
Treasury shares cancelled (Note 1.2.5)				1,517,224				(1,517,224)
Fair value attributable to non-controlling interest														(2,687)	(2,687)
Internal changes in equity
Constitution of reserves (Note 25.3)							(14,972,324)		14,972,324
Realization of deemed cost, net of taxes											(59,626)	59,626
Balances at June 30, 2023	9,269,281	(33,735)	22,584	(1,381,600)	879,278	1,404,099	4,759,726	675,218	14,972,324		1,650,150	10,370,124	42,587,449	112,564	42,700,013

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

CONSOLIDATED STATEMENTS OF CASH FLOW

	June 30, 2023	June 30, 2022
OPERATING ACTIVITIES
Net income (loss) for the period	10,320,416	10,487,899
Adjustment to
Depreciation, depletion and amortization	3,451,862	3,505,869
Depreciation of right of use (Note 19.1)	141,654	109,860
Sublease of ships		(11,314)
Interest expense on lease liabilities	223,237	210,597
Result from sale and disposal of property, plant and equipment and biological assets, net (Note 29)	111,195	(8,041)
Income (expense) from associates and joint ventures	(419)	(9,307)
Exchange rate and monetary variations, net (Note 26)	(3,624,935)	(3,170,689)
Interest expenses on financing, loans and debentures, net (Note 26)	2,309,587	1,851,948
Capitalized loan costs (Note 26)	(511,650)	(108,972)
Accrual of interest on marketable securities	(529,887)	(279,092)
Amortization of transaction costs (Note 26)	32,421	36,838
Derivative gains, net (Note 26)	(4,899,019)	(4,620,886)
Fair value adjustment of biological assets (Note 13)	(1,256,315)	(171,618)
Deferred income tax and social contribution (Note 12.3)	3,849,332	3,326,601
Interest on actuarial liabilities (Note 21.2)	34,615	29,616

Provision for judicial liabilities, net (Note 20.1)	62,154	63,001
Tax litigation reduction program	14,031
Provision for doubtful accounts, net (Note 7.3)	10,287	2,088
Provision for inventory losses, net (Note 8.1)	(854)	(9,519)
Provision for loss of ICMS credits, net (Note 9.1)	202,961	34,676
Other	10,494	7,501
Decrease (increase) in assets
Trade accounts receivable	2,573,633	464,246
Inventories	(372,295)	(744,261)
Recoverable taxes	(335,807)	(168,111)
Other assets	235,459	69,152
Increase (decrease) in liabilities
Trade accounts payable	(105,036)	997,290
Taxes payable	82,064	90,938
Payroll and charges	(63,898)	(67,050)
Other liabilities	(158,527)	(180,291)
Cash generated from operations	11,806,760	11,738,969
Payment of interest on financing, loans and debentures (Note 18.3)	(2,352,484)	(1,919,402)
Capitalized loan costs paid	511,650	108,972
Interest received on marketable securities	391,601	229,925
Payment of income taxes	(89,482)	(94,393)
Cash provided by operating activities	10,268,045	10,064,071

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(5,759,447)	(3,397,882)
Additions to intangible (Note 16)	(197)	(69,100)
Additions to biological assets (Note 13)	(2,899,032)	(2,135,997)
Proceeds from sales of property, plant and equipment	97,412	98,328
Capital increase in subsidiaries and affiliates	(35,075)	(26,863)
Marketable securities, net	(683,505)	(4,691,843)
Advances for acquisition (receipt) of wood from operations with development and partnerships	(410,024)	(174,490)
Dividends received	4,869	6,604
Asset acquisition (Note 23)	(1,615,140)	(1,699,869)
Acquisition of subsidiaries (Note 1.2.3)	(1,072,657)
Net cash from acquisition of subsidiaries	5,002
Cash used in investing activities	(12,367,794)	(12,091,112)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 18.3)	5,276,816	265,090
Receipt of derivative transactions (Note 4.5.4)	1,664,900	186,312
Payment of loans, financing and debentures (Note 18.3)	(765,533)	(853,625)
Payment of leases (Note 19.2)	(577,132)	(499,372)
Payment of dividends	(2,415)	(1,801,562)
Liabilities for assets acquisitions and subsidiaries	(16,929)	(109)
Shares repurchased (Note 24.2)	(721,052)	(502,065)
Cash provided (used) by financing activities	4,858,655	(3,205,331)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(404,442)	(646,323)

Increase (decrease) in cash and cash equivalents, net	2,354,464	(5,878,695)
At the beginning of the period	9,505,951	13,590,776
At the end of the period	11,860,415	7,712,081
Increase (decrease) in cash and cash equivalents, net	2,354,464	(5,878,695)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1.	COMPANY´S OPERATIONS

Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Avenida Professor Magalhães Neto, No. 1,752 - 10th floor, rooms 1010 and 1011, Bairro Pituba, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.

Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.

The Company has 13 industrial units, located in the cities of Cachoeiro de Itapemirim and Aracruz (Espírito Santo State), Belém (Pará State), Eunápolis and Mucuri (Bahia State), Maracanaú (Ceará State), Imperatriz (Maranhão State), Jacareí, Limeira, Suzano, Rio Verde and Mogi das Cruzes (São Paulo State) and Três Lagoas (Mato Grosso do Sul State). Additionally, it has five technology centers, 23 distribution centers and three ports, all located in Brazil.

These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in foreign markets by Suzano, as well as through its wholly-owned subsidiaries and/or its sales offices in Argentina, Austria, China, Ecuador, United States of America, and Singapore.

The Company's operations also include the commercial management of eucalyptus forest for its own use, the operation of port terminals, and the holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation of electricity in the pulp production process and its commercialization.

The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 47.12% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was authorized by the Board of Directors on August 1, 2023.

1.1.	Equity interests

The Company holds equity interests in the following entities:

			% equity interest
Entity/Type of investment	Main activity	Country	June 30, 2023	December 31, 2022
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Fibria Overseas Finance Ltd. (Direct)	Financial fundraising	Cayman Island	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	100.00%	100.00%
FuturaGene Ltd.	Biotechnology research and development	England	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
FuturaGene Israel Ltd. (Indirect)	Biotechnology research and development	Israel	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	100.00%	100.00%
MMC Brasil Indústria e Comércio Ltda (Direct)(1)	Industrialization and commercialization of wipes, cleaning and sanitary products.	Brazil	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	100.00%	100.00%
Stenfar S.A. Indl. Coml. Imp. Y. Exp. (Direct)	Commercialization of paper and computer materials	Argentina	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct) (2	Commercialization of paper	Ecuador	100.00%
Suzano Finland Oy (Direct)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	100.00%	100.00%
Suzano International Finance B.V (Direct)	Financial fundraising	Netherlands	100.00%	100.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	100.00%	100.00%
Suzano Shanghai Ltd. (Direct)	Business office	China	100.00%	100.00%
Suzano Shanghai Trading Ltd. (Direct) (3)	Business office	China	100.00%
Suzano Singapura Pte. Ltd (Direct) (4)	Business office	Singapore	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	100.00%	100.00%

			% equity interest
Entity/Type of investment	Main activity	Country	June 30, 2023	December 31, 2022
Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	50.00%	50.00%

Equity
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct) (5)	Restoration, conservation and preservation of forests	Brazil	16.66%	100.00%
Ensyn Corporation (Direct) (6)	Biofuel research and development	United States of America	26.07%	26.59%
F&E Technologies LLC (Direct/Indirect)	Biofuel production, except alcohol	United States of America	50.00%	50.00%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	49.90%	49.90%
Spinnova Plc (Direct)	Research of sustainable raw materials for the textile industry	Finland	19.03%	19.03%
Woodspin Oy (Direct/Indirect)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	50.00%	50.00%

Fair value through other comprehensive income
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	8.28%	8.28%

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil Indústria e Comércio Ltda.(Note 1.2.3.)

2)	On March 8, 2023, establishment of legal entity with full equity interest from Suzano S.A.

3)	On May 19, 2023, establishment of legal entity with full equity interest from Suzano S.A.

4)	On May 23, 2023, establishment of legal entity with full equity interest from Suzano S.A.

5)	On February 27 and March 21, 2023, equivalent contributions were made by the six shareholders of Biomas to constitute an equity interest (Note 1.2.6).

6)	On May 17, 2023, the percentage of interest was changed due to the dilution of the shares.

1.2.	Major events in the six-month period ended June 30, 2023

1.2.1.	Effects of the war between Russia and Ukraine

The Company has continuously monitored the impacts of the current conflict between Russia and Ukraine, both direct and indirect, on society, the economy and markets (global and domestic), with the objective of evaluating possible impacts and risks for the business.

The Company's assessment has covered four main areas:

(i)	Personnel: Suzano does not have employees or facilities of any nature in any of the locations directly impacted by the conflict.

(ii)	Supply Chain: the Company did not identify any short-term or long-term risk of possible interruptions or shortages of materials for its industrial and forestry activities. So far, the only effects observed have been greater volatility in commodities and energy prices.

(iii)	Logistics: internationally, there was no change in the Company’s logistical operations, with all the routes used remaining unchanged and the moorings in the planned locations being maintained. At the domestic level, no changes in logistical flows were identified.

(iv)	Commercial: to date, the Company has continued with its transactions as planned, maintaining service to its customers in all its sectors of activity. Sales to a few customers located in Russia were suspended, without any significant financial impact.

As a result of the current scenario, the Company has taken steps to expand its monitoring of the situation, together with its main stakeholders, in order to ensure any updates and information flows required for its global decision-making are available in a timely manner.

1.2.2.	Cerrado Project

On October 28, 2021, the Company's Board of Directors approved the realization of the Cerrado Project, which consists of building a pulp production mill in the municipality of Ribas do Rio Pardo, in the state of Mato Grosso do Sul.

The plant will have an estimated nominal capacity of 2,550,000 tons of eucalyptus pulp production per year, with an estimated period for starting operations in the second semester of 2024. The total investment is R$22,200,000, with payments during the years of 2021 to 2024.

1.2.3.	Acquisition of tissue business in Brazil

On June 1 2023, the Company acquired the totality of the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in MMC Brasil Indústria e Comércio Ltda (“MMC Brasil”) for the consideration of US$212,029 million (equivalent to R$1,072,657) paid in cash (“Transaction”).

MMC Brasil had no operations until the contribution made by KC Brasil as a result of the carve out carried out in May 25, 2023 of the assets related to the business of manufacturing, marketing, distributing and selling of tissue products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the brand “NEVE” of KC Brasil.

The following table summarizes the allocation of the preliminary purchase price:

Total purchase consideration (full payment on closing)	1,072,657

Book value of Shareholders' Equity of MMC Brasil	587,226

Fair value adjustment
Inventories (1)	7,120
Property, plant and equipment (2)	105,858
Trademark and patents (3)	189,655
Net identifiable assets acquired	889,859
Goodwill (4)	182,798

(1)            Measured considering the balance of finished products based on selling price, net of selling expenses.

(2)            Measured based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

(3)            Measured based on revenue projections for products under the evaluated brands, according to the Refief from Royalties methodology.

(4)            Goodwill is attributable to the workforce and expected future profitability of the acquired business. It will be deductible for tax purposes.

No deferred tax was recognized on the fair value adjustments as there is an expectation of merging MMC within the fiscal year of 2023.

Considering the fact that MMC Brasil was created based on a carve out of a portion of the KC Brasil businesses, counterparty of the transaction, there is no previous history of revenue and/or profits specifically for the acquired entity to be considered or included in a pro forma consolidated revenue and pro forma consolidated profit as if the acquisition had occurred on January 1, 2023.

Acquisition related costs of R$12,105 are included in administrative expenses in profit or loss.

1.2.4.	Federal Supreme Court (“STF”) decision – Effectiveness of final and unappealable tax decisions

On February 8, 2023, the Federal Supreme Court in Brazil concluded the judgments of Items 881 and 885, which discussed the effects of res judicata. Notwithstanding, considering the information available as of the date of these unaudited condensed consolidated interim financial information, the Company is not a party to any litigation related to a tax not being collected due to a past decision considered unappealable, therefore, the Company has no material adjustment due to the decision.

1.2.5.	Treasury shares cancelled

On February 28, 2023, the Board of Directors decided to cancel 37,145,969 common shares, with an average cost of R$40.84 (forty reais and eighty-four cents) per share, in the amount of R$1,517,224, that were being held in treasury, without changing the share capital and against the balances of available profit reserves. After the cancellation of shares, the share capital of R$9,269,281 is now divided into 1,324,117,615 common shares, all nominative, book-entry and without par value.

1.2.6.	Biomas

On September 5, 2022, Biomas Serviços Ambientais, Restauração e Carbono Ltda. (“Biomas”) was initially established by Suzano S.A.

On November 12, 2022, Suzano in partnership with Itaú Unibanco S.A, Marfrig Global Foods S.A., Rabobank Foundational Investments B.B., Santander Corretora de Seguros, Investimentos e Serviços S.A. and Vale S.A., announced an alliance during an event held at the Climate Conference, COP27, in Egypt, for the creation of a company focused entirely to forest restoration, conservation and preservation activities in Brazil.

After the transformation of Biomas into a joint venture, Suzano, together with Marfrig, Rabobank and Vale, made a commitment to invest R$20,000 each partner, in accordance to the terms of the respective investment agreements on February 27, 2023, once the conditions precedent and closing acts established in said agreements were fulfilled. Itaú and Santander made their respective capital contributions on March 21, 2023.

For the period ended June 30, 2023, the amount of R$30,000 (R$5,000 for each partner) was fully paid with a remaining balance of R$90,000 (R$15,000 for each partner) to be paid.

With the completion of the above investments, each company now holds 16.66% of equity interest at Biomas.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information, of the six-month period ended June 30, 2023, are prepared in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2022 (Note 3.2.34). There were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2022.

The unaudited condensed consolidated interim financial information prepared on historical cost basis, except for the following material items recognized:

(i)	Derivative and non-derivative financial instruments measured at fair value;

(ii)	Share-based payments and employee benefits measured at fair value; and

(iii)	Biological assets measured at fair value;

The unaudited condensed consolidated interim financial information was prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for subsidiary MMC Brasil and associates Ensyn and Spinnova, as well as in accordance with consistent accounting policies and practices.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2022, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2023 and whose estimated impact was disclosed in the annual financial statements of December 31, 2022, as disclosed in the Note 3.1.

3.1.	New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.

3.1.1.	Accounting policies adopted

3.1.1.1.	Presentation of the financial statements – IAS 1 – Classification of liabilities as current and non-current (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the balance sheet, and not the amount or the timing of the recognition of any asset, liability, income or expense, or the information disclosed about these items.

The amendments clarify that the classification of liabilities as current or non-current is based on the rights existing at the balance sheet date, specify that the classification is not affected by expectations about whether an entity will exercise its right to postpone the settlement of the liability, explain that the rights exist if restrictive clauses are complied with at the balance sheet date, and introduce the definition of 'settlement' to clarify that it refers to a transfer to a counterparty of an amount in cash, equity instruments, other assets or services.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.2.	Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies (applicable for annual periods beginning on/or after January 1, 2023, with early adoption permitted)

The amendments change the requirements in IAS 1 with regard to the disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence the decisions that the primary users of the financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial, and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.3.	Amendments to IAS 8 Definition of Accounting Estimates (applicable for annual periods beginning on/or after January 1, 2023)

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard through the following clarifications:

(i)	A change in accounting estimates that results from new information or new developments does not constitute the correction of an error

(ii)	The effects of a change in an input or a measurement technique used to develop an accounting estimate represent changes in accounting estimates if they do not result from the correction of prior period errors

The Company assessed the content of this pronouncement and did not identify any impacts.

3.1.1.4.	Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction (applicable for annual periods beginning on/or after January 1, 2023)

The amendments introduce a further exception to the initial recognition exemption. Under the amendments, an entity may not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible temporary differences may arise from the initial recognition of an asset and liability in a transaction that is not a business combination and affects neither the accounting nor the taxable profit. For example, this may arise upon the recognition of a lease liability and the corresponding right-of-use asset, applying IFRS 16 at the commencement date of a lease.

Following the amendments to IAS 12, an entity is required to recognise the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period, an entity recognises:

(i)	A deferred tax asset (to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilized) and a deferred tax liability for all deductible and taxable temporary differences associated with:

•	Right-of-use assets and lease liabilities; and

•	Decommissioning, restoration and similar liabilities and the corresponding amounts recognised as part of the cost of the related asset.

(ii)	The cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company assessed the content of this pronouncement and did not identify any impacts.

4.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

4.1.	Financial risks management

4.1.1.	Overview

In the six-month period ended June 30, 2023, there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.

4.1.2.	Classification

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	Note	June 30, 2023	December 31, 2022
Assets
Amortized cost
Cash and cash equivalents	5	11,860,415	9,505,951
Trade accounts receivable	7	6,488,192	9,607,012
Dividends receivable	11		7,334
Other assets (1)		788,401	931,173
		19,137,008	20,051,470
Fair value through other comprehensive income
Investments - Celluforce	14.1	23,541	24,917
		23,541	24,917
Fair value through profit or loss
Derivative financial instruments	4.5.1	5,479,787	4,873,749
Marketable securities	6	8,354,870	7,965,742
		13,834,657	12,839,491
		32,995,206	32,915,878
Liabilities
Amortized cost
Trade accounts payable	17	6,347,954	6,206,570
Loans, financing and debentures	18.1	74,532,331	74,574,591
Lease liabilities	19.2	6,195,984	6,182,530
Liabilities for assets acquisitions and subsidiaries	23	280,864	2,062,322
Dividends payable	11	2,678	5,094
Other liabilities (1)		137,148	147,920
		87,496,959	89,179,027
Fair value through profit or loss
Derivative financial instruments	4.5.1	2,218,716	4,846,795
		2,218,716	4,846,795
		89,715,675	94,025,822
		56,720,469	61,109,944

1)	Does not include items not classified as financial instruments.

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount/ methodology	June 30, 2023	December 31, 2022
Quoted in the secondary market
In foreign currency
Bonds	Secondary Market	37,361,853	40,309,832
Estimated present value
In foreign currency
Export credits (“Prepayment”)	LIBOR	16,760,316	17,724,315
Assets Financing	SOFR	217,540	138,644
IFC - International Finance Corporation	SOFR	3,105,751
In local currency
BNDES – TJLP	DI 1	230,227	292,487
BNDES – TLP	DI 1	1,971,409	1,393,010
BNDES – Fixed	DI 1	10,219	21,656
BNDES – SELIC (“Special Settlement and Custody System”)	DI 1	644,710	575,129
BNDES - Currency basket	DI 1	4,122	10,866
CRA (“Agribusiness Receivables Certificate”)	DI 1/IPCA	1,264,031	1,835,336
Debentures	DI 1	6,663,101	5,643,440
NCE (“Export Credit Notes”)	DI 1	1,381,393	1,384,396
NCR (“Rural Credit Notes”)	DI 1	293,475	294,089
Export credits (“Prepayment”)	DI 1	1,303,156	1,320,415
		71,211,303	70,943,615

The book values of loans and financing are disclosed in Note 18.

Management considers that, for its other financial liabilities measured at amortized cost, their book values approximate their fair values,and therefore the fair value information is not being presented.

4.2.	Liquidity risk management

The Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the six-month period ended June 30, 2023, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.

All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.

The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

	June 30, 2023
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,347,954	6,347,954	6,347,954
Loans, financing and debentures	74,532,331	101,685,556	9,107,311	12,248,908	29,960,769	50,368,568
Lease liabilities	6,195,984	10,891,670	1,113,507	1,959,036	1,774,219	6,044,908
Liabilities for asset acquisitions and subsidiaries	280,864	313,645	98,899	94,575	89,293	30,878
Derivative financial instruments	2,218,716	3,125,242	527,889	827,564	1,740,146	29,643
Dividends payable	2,678	2,678	2,678
Other liabilities	137,148	137,148	52,585	84,563
	89,715,675	122,503,893	17,250,823	15,214,646	33,564,427	56,473,997

	December 31, 2022
	Book value	Future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payable	6,206,570	6,206,570	6,206,570
Loans, financing and debentures	74,574,591	105,341,912	6,823,274	7,899,772	39,476,527	51,142,339
Lease liabilities	6,182,530	11,053,487	1,050,947	992,379	2,668,855	6,341,305
Liabilities for asset acquisitions and subsidiaries	2,062,322	2,203,302	1,986,633	99,331	57,421	59,917
Derivative financial instruments	4,846,795	6,515,262	728,070	1,341,108	4,299,970	146,114
Dividends payable	5,094	5,094	5,094
Other liabilities	147,920	147,920	61,500	86,420
	94,025,822	131,473,547	16,862,088	10,419,010	46,502,773	57,689,675

4.3.	Credit risk management

In the six -month period ended June 30, 2023, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2022 (Note 4).

4.4.	Market risk management

In the six-month period ended June 30, 2023, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

4.4.1.	Exchange rate risk management

As disclosed in the financial statements for the year ended December 31, 2022 (Note 4), the Company enters into U.S.Dollar selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 24-months’ time horizon and therefore, are matched to the availability of currency for sale in the short term. The Company's Board of Directors approved the contracting of extraordinary hedge, in addition to the strategy mentioned above, for investments in the Cerrado Project, with a term of up to 36 months as of November 2021, in an amount of up to US$1,000,000. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1,500,000, maintaining the previously established deadline. In order to provide transparency on the hedge program for the Cerrado Project, since December 31, 2021 the Company has started to prominently disclose the respective contracted operations.

The assets and liabilities that are exposed to foreign currency, substantially in U.S. Dollars, are set forth below:

	June 30, 2023	December 31, 2022
Assets
Cash and cash equivalents	11,248,274	8,039,218
Marketable securities	4,826,627	4,510,652
Trade accounts receivable	4,845,044	7,612,768
Derivative financial instruments	4,202,786	3,393,785
	25,122,731	23,556,423
Liabilities
Trade accounts payable	(2,028,936)	(2,030,806)
Loans and financing	(60,176,982)	(61,216,140)
Liabilities for asset acquisitions and subsidiaries	(186,058)	(2,053,259)
Derivative financial instruments	(2,136,399)	(4,698,323)
	(64,528,375)	(69,998,528)
	(39,405,644)	(46,442,105)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except for derivative financial instruments

For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date (R$ to U.S.$ = R$4.8192).

This analysis assumes that all other variables, particularly interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the U.S. Dollar at the rates of 25% and 50% before taxes.

The following table set forth the potential impacts at their absolute amounts:

	June 30, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Cash and cash equivalents	11,248,274	2,812,069	5,624,137
Marketable securities	4,826,627	1,206,657	2,413,314
Trade accounts receivable	4,845,044	1,211,261	2,422,522
Trade accounts payable	(2,028,936)	(507,234)	(1,014,468)
Loans and financing	(60,176,982)	(15,044,246)	(30,088,491)
Liabilities for asset acquisitions and subsidiaries	(186,058)	(46,515)	(93,029)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – derivative financial instruments

The Company has sales operations in US$ in the futures markets, including strategies using options, to ensure attractive levels of operating margins for a portion of its revenue. These operations are limited to a percentage of the total exposure to US$ over a 24-month horizon, or to investments in the Cerrado Project, according to the extraordinary hedge described above, and are therefore pegged to the availability of ready-to-sell foreign exchange in the short term.

In addition to the transaction described above, the Company also taken out derivative instruments linked to the US$ and subject to exchange fluctuations, seeking to adjust the debt's currency indexation to the cash generation currency, as provided for in its financial policies.

For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used. These market movements caused a positive impact on the mark-to-market position entered into by the Company.

This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the depreciation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on June 30, 2023.

The following table set out the possible impacts assuming these scenarios:

	June 30, 2023
	Effect on profit or loss
	Probable (base value)	Possible 25%	Remote 50%
Dollar/Real
Derivative financial instruments
Derivative options	3,201,865	(3,777,232)	(7,621,974)
Derivative swaps	(450,678)	(1,728,220)	(3,442,041)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	159,434	(286,048)	(572,176)
Embedded derivatives	187,618	(85,533)	(171,067)
NDF parity derivatives (1)	140,411	(47,180)	(84,699)
Commodity Derivatives	22,421	(5,607)	(11,212)

Dollar/Euro
Derivative financial instruments
NDF parity derivatives (1)	140,411	(562,869)	(1,125,812)

(1)	Long positions at US$/EUR parity in order to protect the Capex cash flow of the Cerrado Project against the appreciation of the Euro.

4.4.2.	Interest rate risk management

Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.

The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow.

Considering that on March 5, 2021, the Financial Conduct Authority ("FCA") announced the discontinuation date of the 3-month LIBOR as June 30, 2023, the Company initiated negotiations of the terms for swapping the indexers of its debt contracts and related derivatives upon this announcement.

As of June 30, 2023, the Company had R$15,566 related to loan and financing contracts, and R$15,151 related to derivative contracts, and it conducted the contract amendment process with the counterparties of each contract to ensure that the terms and market best practices were adopted at the time of the index transition starting from June 2023. On July 1, 2023, the contracts will be indexed to SOFR, which has been adopted as the new reference interest rate by the capital market. This negotiation will not have a substantial impact on the balances presented in the loan and financing and derivative instrument categories.

The Company understands that it will not be necessary to change the risk management strategy due to the change of indexation of its financial contracts linked to LIBOR.

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except for derivative financial instruments

For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody (“SELIC”) and the London Interbank Offered Rate (“LIBOR”), which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.

This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table set forth the possible impacts assuming these scenarios in absolute amounts:

	June 30, 2023
	Effect on profit or loss
	Probable	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	560,985	19,144	38,287
Marketable securities	3,528,243	120,401	240,803
Loans and financing	8,125,522	277,283	554,567
TJLP
Loans and financing	277,763	5,055	10,111
LIBOR
Loans and financing	15,645,428	216,902	433,803
SOFR
Loans and financing	3,115,211	41,030	82,060

4.4.2.2.	Sensitivity analysis – exposure to interest rates – derivative financial instruments

This analysis assumes that all other variables remain constant. The other scenarios considered a depreciation of 25% and 50% in market interest rates.

The following table sets out the possible impacts of these assumed scenarios:

	June 30, 2023
	Effect on profit or loss
	Probable	Probable 25%	Remote 50%
CDI
Derivative financial instruments
Liabilities
Derivative options	3,201,865	(388,599)	(747,669)
Derivative swaps	(450,678)	(5,108)	(11,749)
LIBOR
Derivative financial instruments
Liabilities
Derivative swaps	(450,678)	260,364	520,442

4.4.2.3.	Sensitivity analysis to changes in the consumer price indices of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on June 30, 2023. The probable scenario was extrapolated considering a depreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.

The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	June 30, 2023
	Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)
Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	187,618	(31,171)	(64,295)

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices, mainly in the selling price of pulp in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.

Through a specialized team, the Company monitors hardwood pulp prices and analyses future trends, adjusting the forecasts aimed at assisting with preventive measures to calculate the different scenarios. There is no sufficiently liquid financial market to mitigate the risk of a material portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low liquidity and low volume, and high levels of distortion in price formation.

The Company is also exposed to international oil prices, reflected in logistical costs for selling in the export market, and indirectly in the costs of other supply, logistics and service contracts. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results.

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.

Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2022 (Note 4).

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value, net in U.S.$		Fair value
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Instruments as part of protection strategy
Operational hedges
ZCC	4,815,050	6,866,800	3,201,865	1,596,089
NDF (R$ x US$)	243,100	248,100	159,434	(2,474)
NDF (€ x US$)	399,328	544,702	140,411	161,055

Debt hedges
Swap LIBOR to Fixed (US$)	3,143,877	3,200,179	927,104	1,052,546
Swap IPCA to CDI (notional in Brazilian Reais)	2,130,618	1,741,787	245,159	278,945
Swap IPCA to Fixed (US$)		121,003		(29,910)
Swap CDI x Fixed (US$)	1,265,004	1,863,534	(1,262,085)	(2,566,110)
Pre-fixed Swap to US$ (US$)	350,000	350,000	(360,856)	(503,605)

Commodity Hedge
Swap US-CPI (US$) (1)	130,810	124,960	187,618	40,418
Swap VLSFO/Brent	128,307		22,421
			3,261,071	26,954

Current assets			3,747,881	3,048,493
Non-current assets			1,731,906	1,825,256
Current liabilities			(483,512)	(667,681)
Non-current liabilities			(1,735,204)	(4,179,114)
			3,261,071	26,954

1)	The embedded derivative refers to a swap contract for the sale of price variations in United States Dollars and US-CPI within the term of a forest partnership with a standing wood supply contract.

The current contracts and the respective protected risks are set forth below:

(i)	Swap CDI x Fixed US$: positions in conventional swaps exchanging the variation of the Interbank Deposit rate (“DI”) for a fixed rate in United States Dollars (“US$”). The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(ii)	Swap IPCA x CDI (notional in Brazilian Reais): positions in conventional swaps exchanging the variation of the Amplified Consumer Price Index (“IPCA”) for the DI rate. The objective is to change the debt indexed in reais, in compliance with the Company's cash position in Brazilian Reais, which is also indexed to DI.

(iii)	Swap IPCA x Fixed US$: positions in conventional swaps exchanging the variations of the IPCA for a fixed rate in US$. The objective is to change the debt indexed in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(iv)	Swap LIBOR x Fixed US$: positions in conventional swaps exchanging a post-fixed rate (LIBOR) for a fixed rate in US$. The objective is to protect the cash flow against changes in the US interest rate.

(v)	Pre-Fixed Swap R$ x Fixed US$: positions in conventional swaps of a fixed rate in Reais for a fixed rate in US$. The objective is to change the exposure of debts in Brazilian Reais to US$, in compliance with the Company's natural exposure to US$ receivables.

(vi)	Zero-Cost Collar (“ZCC”): positions in an instrument that consists of the simultaneous combination of a purchase of put options and the sale of call options in US$, with the same principal amount and maturity, with the objective of protecting the cash flow of exports. Under this strategy, an interval is established where there is no deposit or receipt of financial margin at the option maturity. The objective is to protect the cash flow of exports against the depreciation of the Brazilian Real.

(vii)	Non-Deliverable Forward contracts (“NDF”): ”): short positions in US$ futures contracts with the objective of protecting the cash flow from exports against the depreciation of the Brazilian Real.

(viii)	Swap US-CPI: The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

(ix)	Non-Deliverable Forward contracts: EUR and US$: call positions at EUR/US$ parity to protect the Capex cash flow of the Cerrado project against the appreciation of the Euro.

(x)	Swap Very Low Sulphur Fuel Oil / Brent (“VLSFO”): Long positions in oil, aimed at hedging logistical costs related to maritime freight contracts against the increase in oil prices.

The variation in the fair values of derivatives on June 30, 2023 compared to the fair values measured on December 31, 2022 are explained substantially by the appreciation of the Brazilian Real against the US Dollar and by settlements during the period. There were also impacts caused by the variations in the Pre, Foreign Exchange Coupon and LIBOR curves in the operations.

It is important to highlight that the outstanding agreements on June 30, 2023 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.

4.5.2.	Fair value by maturity schedule

	June 30, 2023	December 31, 2022
2023	2,413,838	2,380,812
2024	1,785,080	297,156
2025	(477,814)	(1,225,193)
2026 onwards	(460,033)	(1,425,821)
	3,261,071	26,954

4.5.3.	Outstanding assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Debt hedges
Assets
Swap CDI to Fixed (US$)	R$	4,623,091	7,081,545	368,657	617,835
Swap Pre-Fixed to US$	R$	1,317,226	1,317,226		45,329
Swap LIBOR to Fixed (US$)	US$	3,143,877	3,200,000	927,104	1,052,546
Swap IPCA to CDI	IPCA	2,294,552	2,041,327	325,275	427,417
Swap IPCA to US$	IPCA		610,960
				1,621,036	2,143,127
Liabilities
Swap CDI to Fixed (US$)	US$	1,265,000	1,863,534	(1,630,742)	(3,183,945)
Swap Pre-Fixed to US$	US$	350,000	350,000	(360,856)	(548,934)
Swap LIBOR to Fixed (US$)	US$	3,143,877	3,200,000
Swap IPCA to CDI	R$	2,130,618	1,741,787	(80,116)	(148,472)
Swap IPCA to US$	US$		121,003		(29,910)
				(2,071,714)	(3,911,261)
				(450,678)	(1,768,134)
Operational hedge
Zero cost collar (US$ x R$)	US$	4,815,050	6,866,800	3,201,865	1,596,089
NDF (R$ x US$)	US$	243,100	248,100	159,434	(2,474)
NDF (€ x US$)	US$	399,328	544,702	140,411	161,055
				3,501,710	1,754,670
Commodity hedge
Swap US-CPI (standing wood) (1)	US$	130,810	124,960	187,618	40,418
Swap VLSFO/Brent	US$	128,307		22,421
				210,039	40,418
				3,261,071	26,954

1)	The embedded derivative refers to the swap contracts for selling price variations in US$ and the US-CPI in forest partnership with a standing wood supply contract.

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	June 30, 2023	December 31, 2022
Operational hedge
Zero cost collar (R$ x US$)	1,445,973	718,618
NDF (R$ x US$)	18,538	8,301
NDF (€ x US$)	50,679	7,113
	1,515,190	734,032

Commodity hedge	8,853
Swap VLSFO/other	8,853

Debt hedge
Swap CDI to Fixed (US$)	(283,888)	(261,570)
Swap IPCA to CDI (Brazilian Reais)	158,092	(5,180)
Swap IPCA to Fixed (US$)	(3,945)	171
Swap Pre-Fixed to US$	52,746	54,128
Swap LIBOR to Fixed (US$)	217,852	(239,356)
	140,857	(451,807)
	1,664,900	282,225

4.6.	Fair value hierarchy

Financial instruments are measured at fair value, which considers the fair value as the price that would be received from selling an asset or paid to transfer a liability in an unforced transaction between market participants at the measurement date.

For the six-month period ended June 30, 2023, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3.

	June 30, 2023
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	5,479,787		5,479,787
Marketable securities	8,354,870		8,354,870
	13,834,657		13,834,657

At fair value through other comprehensive income
Other investments - CelluForce		23,541	23,541
		23,541	23,541

Biological assets		16,914,120	16,914,120
		16,914,120	16,914,120
Total assets	13,834,657	16,937,661	30,772,318

Liabilities
At fair value through profit or loss
Derivative financial instruments	2,218,716		2,218,716
	2,218,716		2,218,716
Total liabilities	2,218,716		2,218,716

	December 31, 2022
	Level 2	Level 3	Total
Assets
At fair value through profit or loss
Derivative financial instruments	4,873,749		4,873,749
Marketable securities	7,965,742		7,965,742
	12,839,491		12,839,491

At fair value through other comprehensive income
Other investments - CelluForce		24,917	24,917
		24,917	24,917

Biological assets		14,632,186	14,632,186
		14,632,186	14,632,186
Total assets	12,839,491	14,657,103	27,496,594

Liabilities
At fair value through profit or loss
Derivative financial instruments	4,846,795		4,846,795
	4,846,795		4,846,795
Total liabilities	4,846,795		4,846,795

4.7.	Climate change

In the annual financial statements for the year ended December 31, 2022, the risks and opportunities information linked to climate change and the sustainability strategy were disclosed, which did not change significant during the six-month period ended June 30, 2023, except for the items presented in Note 4.7.1.

4.7.1.	Opportunities linked to climate change and the sustainability strategy

4.7.1.1 Biomas

As disclosed in Note 1.2.6, Suzano and five other global companies created Biomas with objective of restoring, conserving and preserving native forests in Brazil.

The initiative aims to restore and protect, over a period of 20 years, native forest in some of Brazil´s most valuable ecosystems, such as the Amazon, Atlantic Forest and Cerrado biomes – The area is equivalent to the territory of Switzerland or the state of Rio de Janeiro, in Brazil.

The initiative aims to promote a sustainable business model from a financial perspective, enabling each restoration, conservation, and preservation projects to be viable through the commercialization of carbon credits, as removals and avoided emissions, reducing tons of CO2e from the atmosphere.

The first stage will involve the identification and prospecting of areas, promoting nurseries for the large-scale production of native trees, engaging local communities in Biomas activities, discussing the application of the project in public areas, partnering with carbon certification platforms and implementing pilot projects.

4.7.1.2	Generation of carbon credits

The Company has ongoing carbon credit projects certifications, including:

•	Horizonte de Carbono Project, which aims to restore degraded areas through the reforestation of native and eucalyptus trees. On March 30, 2023, the certifier Verra completed the validation and verification of 1.9Mt CO2e of the Horizonte Project (VCS ID 3350), of which 10% will be allocated to the Verra reserve and 1.7Mt CO2e is eligible for the issuance of credits. The Company has not yet issued such credits.

The carbon credits are registered by Verra, an accredited company that holds a global platform, which is also responsible for the custody of the credits. This company has developed the Verified Carbon Standard (VCS) program, currently regarded as the global reference standard, in the best understanding of the company.

4.7.1.3	Production of wood-based textile fiber

In May 2023, Woodspin, located in Finland, inaugurated the first factory producing sustainable, recyclable and fully biodegradable textile fiber from responsibly grown wood, the result of the joint venture between Spinnova and Suzano. This new type of “green fabric” has the potential to replace less sustainable materials used in many products. This unit will be used for market development and technology improvement.

For the construction and operation of textile fiber projects, Woodspin uses Suzano's microfibrillated cellulose (MFC) as raw material.

4.8.	Capital management

The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.

The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	June 30, 2023	December 31, 2022
Cash and banks (1)	5.34	10,327,055	8,064,193

Cash equivalents
Local currency
Fixed-term deposits (compromised)	97.30 of CDI	560,985	1,441,758

Foreign currency
Fixed-term deposits (2)	6.01	972,375
		11,860,415	9,505,951

1)	Refers mainly to investments in foreign currency under the Sweep Account modality, which is a remunerated account the balance of which is invested and made available automatically each day.

2)	Refers to Time Deposit applications, with maturity up to 90 days, which is a remunerated bank deposit with a specific maturity period and is subject to an insignificant risk of changes in value.

6.	MARKETABLE SECURITIES

	Average yield p.a. %	June 30, 2023	December 31, 2022
In local currency
Private funds	112.40 of CDI	1,034,750	1,208,975
Private Securities (“CDBs”)	100.51 of CDI	2,052,353	1,827,012
CDBs - Escrow Account (1)	100.24 of CDI	441,140	419,103
		3,528,243	3,455,090
Foreign currency
Time deposits (2)	6.39	4,563,527	4,386,589
Other		263,100	124,063
		4,826,627	4,510,652
		8,354,870	7,965,742

Current		7,913,730	7,546,639
Non-Current		441,140	419,103

1)	Includes escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.

2)	Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

7.	TRADE ACCOUNTS RECEIVABLE

7.1.	Breakdown of balances

	June 30, 2023	December 31, 2022
Domestic customers
Third parties	1,599,377	1,915,745
Related parties (Note 11) (1)	73,564	99,608

Foreign customers
Third parties	4,845,044	7,612,768

(-) Expected credit losses	(29,793)	(21,109)
	6,488,192	9,607,012

1)	The balance refers to transactions with Ibema Companhia Brasileira de Papel.

The Company carries out factoring transactions for certain customer receivables where transfers the control and all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable as of June 30, 2023, was R$4,227,031 (R$6,889,492 as of December 31, 2022).

7.2.	Breakdown of trade accounts receivable by maturity

	June 30, 2023	December 31, 2022
Current	5,432,105	8,652,376
Overdue
Up to 30 days	855,757	777,150
From 31 to 60 days	44,915	74,253
From 61 to 90 days	50,212	54,784
From 91 to 120 days	9,921	20,975
From 121 to 180 days	50,728	18,945
From 181 days	44,554	8,529
	6,488,192	9,607,012

7.3.	Roll-forward of expected credit losses

	June 30, 2023	December 31, 2022
Opening balance	(21,109)	(34,763)
Additions	(10,464)	(5,228)
Reversals	177	3,576
Write-offs	1,536	12,355
Exchange rate variations	67	2,951
Closing balance	(29,793)	(21,109)

The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4.	Main customers

The Company has 1 (one) customer responsible for 12.37% of the net sales of pulp segment on June 30, 2023 (10.67% on December 31, 2022) and no main customer responsible for more than 10% of the net sales of paper segment on June 30, 2023 and December 31, 2022.

8.	INVENTORIES

	June 30, 2023	December 31, 2022
Finished goods
Pulp
Domestic (Brazil)	501,037	616,415
Foreign	1,711,100	1,426,064
Paper
Domestic (Brazil)	535,026	358,973
Foreign	245,267	192,671
Work in process	119,644	93,964
Raw materials
Wood	1,586,058	1,480,616
Operating supplies and packaging	745,413	716,089
Spare parts and other	978,951	843,469
	6,422,496	5,728,261

Inventories are disclosed net of estimated losses.

8.1.	Roll-forward of estimated losses

	June 30, 2023	December 31, 2022
Opening balance	(105,989)	(91,258)
Additions	(23,859)	(89,552)
Reversals	24,713	33,492
Write-offs	17,893	41,329
Closing balance	(87,242)	(105,989)

On June 30, 2023 and December 31, 2022, there were no inventory items pledged as collateral.

9.	RECOVERABLE TAXES

	June 30, 2023	December 31, 2022
IRPJ/CSLL – prepayments and withheld taxes	328,747	179,812
PIS/COFINS – on acquisitions of property, plant and equipment (1)	87,955	89,334
PIS/COFINS – operations	615,322	523,970
PIS/COFINS – exclusions from ICMS (2)	458,319	570,945
ICMS – on acquisitions of property, plant and equipment (3)	358,999	167,286
ICMS – operations (4)	1,446,388	1,423,375
Reintegra program (5)	76,549	65,971
Other taxes and contributions	39,690	39,057
Provision for loss on ICMS credits (6)	(1,306,768)	(1,103,807)
	2,105,201	1,955,943

Current	747,847	549,580
Non-current	1,357,354	1,406,363

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.

2)	The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992, details on the initial recognition were disclosed in the financial statements of December 31, 2021.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of consumer goods (tissue) transactions in the domestic market.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.

6)	Related to provisions for ICMS credit balances that are not probable to be recovered.

9.1.	Roll-forward of provision for loss

	ICMS
	June 30, 2023	December 31, 2022
Opening balance	(1,103,807)	(1,064,268)
Addition (1)	(217,782)	(221,903)
Write-off		18,464
Reversal	14,821	163,900
Closing balance	(1,306,768)	(1,103,807)

1)	Refers, substantially, to the accumulated ICMS credits of the state of Mato Grosso do Sul, arising from the construction operations of the Cerrado Project, and of the state of Espirito Santo, of the accumulated credits due to the volume of exports.

10.	ADVANCES TO SUPPLIERS

	June 30, 2023	December 31, 2022
Forestry development program and partnerships	1,981,199	1,592,132
Advance to suppliers - others	103,181	108,146
	2,084,380	1,700,278

Current	103,181	108,146
Non-current	1,981,199	1,592,132

In the annual financial statements for the year ended December 31, 2022, the characteristics of the advances were disclosed, which did not change during the six-month period ended June 30, 2023.

11.	RELATED PARTIES

The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out at specific prices and conditions, as well as the corporate governance practices adopted by the Company, and those recommended and/or required by the applicable legislation.

The transactions refers mainly to:

Assets: (i) accounts receivable from the sale of pulp, paper, tissue and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;

Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.

Amounts in the statements of income: (i) sale of pulp, paper, tissue and other products; (ii) loan charges and exchange variation; (iii) social services and (viii) real estate consulting.

For the six-month period ended June 30, 2023, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties.

11.1.	Balances recognized in assets and liabilities and amounts of transactions during the period

	Assets		Liabilities		Sales (purchases), net
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	June 30, 2022
Transactions with controlling shareholders
Suzano Holding		5			22	30
		5			22	30
Transactions with companies of the Suzano Group and other related parties
Management (expect compensation – Note 11.2)			(4)	(5)	(810)	(15)
Bexma Participações Ltda		1			4	4
Bizma Investimentos Ltda		1			3	4
Civelec Participações Ltda	4,575				4,825
Fundação Arymax					1	1
Ibema Companhia Brasileira de Papel (1)	73,564	106,940	(12,033)	(3,705)	108,105	90,916
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável		3	(1,124)	(66)	(3,959)	(2,267)
IPLF Holding S.A.		23			2	2
Nemonorte Imóveis e Participações Ltda					(88)	(105)
	78,139	106,968	(13,161)	(3,776)	108,083	88,540
	78,139	106,973	(13,161)	(3,776)	108,105	88,570

Assets
Trade accounts receivable (Note 7)	73,564	99,608
Dividends receivable		7,334
Other assets	4,575	31
Liabilities
Trade accounts payable (Note 17)			(13,161)	(3,776)
	78,139	106,973	(13,161)	(3,776)

1) Refers mainly to the sale of pulp.

11.2.	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set out below:

	June 30, 2023	June 30, 2022
Short-term benefits
Salary or compensation	23,822	24,741
Direct and indirect benefits	1,194	464
Bonus	4,724	3,516
	29,740	28,721
Long-term benefits
Share-based compensation plan	12,407	25,726
	12,407	25,726
	42,147	54,447

Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of Management, in accordance with the specific regulations disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

12.1.	Deferred taxes

The Company calculates income tax and social contribution taxes, current and deferred, based on the following rates: (i) 15% plus an additional 10% on taxable income in excess of R$240 for IRPJ; and (ii) 9% for CSLL, on the net income. Balances are recognized in the Company's income on an accruals basis.

Subsidiaries domiciled in Brazil have their taxes calculated and provisioned in accordance with the current legislation and their specific tax regime, including, in some cases, the presumed profit method. Subsidiaries domiciled abroad are subject to taxation in their respective jurisdictions, according to local regulations.

Deferred income and social contribution taxes are recognized at the net amounts in non-current assets or liabilities.

In Brazil, Law nº. 12,973/14 revoked article 74 of Provisional Measure nº. 2,158/01 and determines that the parcel of the adjustment of the value of the investment in subsidiaries, direct and indirect, domiciled abroad, equivalent to the profit earned by them before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity domiciled in Brazil, at each year ended.

The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trading GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the six-month period ended June 30, 2023. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2022.

12.1.1.	Deferred income and social contribution taxes

	June 30, 2023	December 31, 2022
Tax loss	1,203,724	1,207,096
Negative tax basis of social contribution	453,538	445,250

Assets - temporary differences
Provision for judicial liabilities	292,460	268,596
Operating provisions and other losses	1,030,664	999,028
Exchange rate variations	2,369,677	4,297,503
Amortization of fair value adjustments arising from business combinations	665,983	680,142
Unrealized profit on inventories	164,996	363,052
Leases	328,682	364,838
	6,509,724	8,625,505

Liabilities - temporary differences
Goodwill - tax benefit on unamortized goodwill	1,161,410	1,023,103
Property, plant and equipment - deemed cost	1,174,570	1,217,349
Depreciation accelerated for tax-incentive reason (1)	834,389	869,997
Capitalized loan costs	404,955	210,834
Fair value of biological assets	1,027,008	703,274
Deferred taxes, net of fair value adjustments	384,016	398,950
Tax credits - gains from tax lawsuit (exclusion of ICMS from the PIS and COFINS basis)	155,828	194,121
Derivatives gains (“MtM”)	1,108,764	9,164
Provision of deferred taxes on results of subsidiaries abroad	98,984
Other temporary differences	23,539	13,416
	6,373,463	4,640,208

Non-current assets	147,638	3,986,415
Non-current liabilities	11,377	1,118

(1)	Accelerated tax depreciation is taken as a benefit only in the income tax calculation bases.

12.1.2.	Breakdown of accumulated tax losses and social contribution tax losses carried forward

	June 30, 2023	December 31, 2022
Tax loss carried forward	4,814,896	4,828,384
Negative tax basis of social contribution carried forward	5,039,311	4,947,222

12.1.3.	Roll-forward of deferred tax assets

	June 30, 2023	December 31, 2022
Opening balance	3,985,297	8,729,929
Tax loss	(3,372)	50,220
Negative tax basis of social contribution	8,288	34,176
Provision for judicial liabilities	23,864	19,251
Operating provisions and other losses	31,636	33,898
Exchange rate variation	(1,927,826)	(2,257,699)
Derivative gains (“MtM”)	(1,099,600)	(2,202,857)
Amortization of fair value adjustments arising from business combinations	775	8,970
Unrealized profit on inventories	(198,056)	64,164
Leases	(36,156)	(8,534)
Goodwill - tax benefit on unamortized goodwill	(138,307)	(276,614)
Property, plant and equipment - deemed cost	42,779	99,510
Depreciation accelerated for tax-incentive reason	35,608	74,952
Capitalized loan costs	(194,121)	(111,435)
Fair value of biological assets	(323,734)	(272,308)
Deferred taxes on the results of subsidiaries abroad	(98,984)
Credits on exclusion of ICMS from the PIS/COFINS tax base	38,293	3,906
Other temporary differences	(10,123)	(4,232)
Closing balance	136,261	3,985,297

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	June 30, 2023	June 30, 2022
Net income (loss) before taxes	14,380,751	13,937,137
Income tax and social contribution benefit (expense) at the statutory nominal rate of 34%	(4,889,455)	(4,738,627)

Tax effect on permanent differences
Taxation (difference) on profits of subsidiaries in Brazil and abroad (1)	815,768	1,473,037
Equity method	143	3,164
Thin capitalization (2)	(27,114)	(198,725)
Credit related to the Reintegra Program	3,694	3,677
Director bonuses	(3,481)	(11,176)
Tax incentives	41,769	22,464
Donations/Fines – Other	(1,659)	(3,052)
	(4,060,335)	(3,449,238)
Income tax
Current	(193,265)	(116,819)
Deferred	(2,830,430)	(2,446,211)
	(3,023,695)	(2,563,030)
Social Contribution
Current	(17,738)	(5,818)
Deferred	(1,018,902)	(880,390)
	(1,036,640)	(886,208)
Income and social contribution benefits (expenses) for the period	(4,060,335)	(3,449,238)

Effective rate of income and social contribution tax expenses	28.23%	24.75%

1)	The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

2)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party abroad may only be deducted for income tax and social contribution purposes if the interest expense is viewed as necessary for the activities of the local entity, and when certain limits and requirements are met. On June 30, 2023 and June 30, 2022, the Company did not meet all of the limits and requirements, and therefore the expense is not deductible for the period.

12.3.	Tax incentives

The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Mucuri (BA) - Line 1	Suzano	2024
Mucuri (BA) - Line 2	Suzano	2027
Eunápolis (BA)	Veracel	2025
Imperatriz (MA)	Suzano	2024
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2025

13.	BIOLOGICAL ASSETS

The roll-forward of biological assets is as set forth below:

	June 30, 2023	December 31, 2022
Opening balance	14,632,186	12,248,732
Additions	2,899,032	4,957,380
Depletions	(1,805,371)	(3,665,057)
Gain on fair value adjustments	1,256,315	1,199,759
Disposals	(36,278)	(82,331)
Other write-offs	(31,764)	(26,297)
Closing balance	16,914,120	14,632,186

The calculation of fair value of the biological assets falls under Level 3 in the hierarchy set forth in IFRS 13 — Measurement of Fair Value, due to the complexity and structure of the calculation.

The assumptions such as the average annual growth (“IMA”), discount rate, and average gross selling price of eucalyptus, stand out as being the most sensitive, where increases or reductions in these assumptions could generate significant gains or losses in the measurement of fair value.

The assumptions used in the measurement of the fair value of biological assets were as follow:

i)	Average cycle of forest formation between 6 and 7 years;

ii)	Effective area of forest from the 3rd year of planting;

iii)	The IMA consists of the estimated volume of production of wood with bark in m3 per hectare, ascertained based on the genetic material used in each region, silvicultural practices and forest management, production potential, climate factors and soil conditions;

iv)	The estimated average standard cost per hectare includes silvicultural and forest management expenses, applied to each year of formation of the biological cycle of the forests, plus the costs of land lease agreements and the opportunity cost of owning land;

v)	The average gross selling prices of eucalyptus were based on specialized research on transactions carried out by the Company with independent third parties; and

vi)	The discount rate used in cash flows is measured based on the capital structure and other economic assumptions of an independent market participant in the sale of standing wood (forests).

The table below discloses the measurement of the premises adopted:

	June 30, 2023	December 31, 2022
Planted useful area (hectare)	1,105,168	1,097,081
Mature assets	181,573	134,752
Immature assets	923,595	962,329
Average annual growth (IMA) – m3/hectare/year	37.61	37.07
Average gross sale price of eucalyptus – R$/m3	97.34	90.16
Discount rate - % (post-tax)	8.8%	9.1%

The pricing model considers the net cash flows, after the deduction of taxes on profit at the applicable rates.

The fair value adjustment justified by the combined variations of the indicators mentioned above resulted in a positive variation of R$1,256,315 recognized in other operating income (expenses), net (Note 30).

	June 30, 2023	December 31, 2022
Physical changes	432,212	(37,088)
Price	824,103	1,236,847
	1,256,315	1,199,759

The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against possible occurrences and losses.

The Company has no biological assets pledged for the six-month period ended June 30, 2023 and the year ended December 31, 2022.

14.	INVESTMENTS

14.1.	Investments breakdown

	June 30, 2023	December 31, 2022
Investments in associates and joint ventures	383,500	354,200
Goodwill	233,228	233,399
Other investments evaluated at fair value through other comprehensive income - Celluforce	23,541	24,917
	640,269	612,516

14.2.	Investments in associates and joint ventures

	Information of joint ventures as at			Company Participation
	June 30, 2023			Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	June 30, 2023	December 31, 2022	June 30, 2023	June 30, 2022
Associate
Ensyn Corporation	2,684	(16,508)	26.07%	700	1,250	(4,304)	5,597
Spinnova Plc (1)	526,204		19.03%	100,137	113,079	(6,706)	(4,939)
				100,837	114,329	(11,010)	658

Joint ventures
Domestic (Brazil)
Biomas	28,962	(1,051)	16.66%	4,825		(175)
Ibema Companhia Brasileira de Papel	366,704	76,069	49.90%	182,985	158,996	21,524	8,764
Foreign
F&E Technologies LLC	9,928		50.00%	4,964	5,230
Woodspin Oy	179,778	(19,376)	50.00%	89,889	75,645	(9,688)	(1)
				282,663	239,871	11,661	8,763

Other movements				23,541	24,917	(232)	(114)
				23,541	24,917	(232)	(114)
				407,041	379,117	419	9,307

1)	The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR4.91 (four euros and ninety-one cents) on June 30, 2023.

15.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.52	6.24		17.41

Accumulated cost	9,791,102	9,415,818	43,949,632	1,603,915	1,104,601	65,865,068
Accumulated depreciation		(3,577,097)	(23,344,836)		(773,432)	(27,695,365)
Balance as of December 31, 2021	9,791,102	5,838,721	20,604,796	1,603,915	331,169	38,169,703
Additions	5,089	516	381,741	11,220,806	15,832	11,623,984
Additions of merged companies	3,829,344					3,829,344
Write-offs	(69,773)	(10,613)	(58,435)		(3,384)	(142,205)
Depreciation		(310,429)	(2,367,163)		(124,464)	(2,802,056)
Transfers	930,646	246,782	1,057,714	(2,451,570)	194,292	(22,136)
Accumulated cost	14,486,408	9,644,875	45,160,365	10,373,151	1,281,328	80,946,127
Accumulated depreciation		(3,879,898)	(25,541,712)		(867,883)	(30,289,493)
Balance as of December 31, 2022	14,486,408	5,764,977	19,618,653	10,373,151	413,445	50,656,634
Additions (2)	11,504		233,146	6,159,347	4,567	6,408,564
Amounts from the acquisition of MMC Brasil (3)	4,572	110,965	451,969	8,306	13,353	589,165
Write-offs	(23,121)	(30,925)	(31,743)		(57,907)	(143,696)
Depreciation		(152,674)	(1,236,907)		(65,881)	(1,455,462)
Transfers	255,036	158,860	1,051,866	(1,609,709)	117,050	(26,897)
Accumulated cost	14,734,399	9,852,001	46,791,386	14,931,095	1,347,625	87,656,506
Accumulated depreciation		(4,000,798)	(26,704,402)		(922,998)	(31,628,198)
Balance as of June 30, 2023	14,734,399	5,851,203	20,086,984	14,931,095	424,627	56,028,308

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	The addition of work in progress refers, mainly to the Cerrado Project, of which R$649,116 is a non-cash effect in the period.

3)	On June 1, 2023, the Company completed the acquisition of MMC Brasil Indústria e Comércio Ltda.(Note 1.2.3.)

On June 30, 2023, the Company evaluated the business, market and climate impacts, and did not identify any event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.

15.1.	Items pledged as collateral

On June 30, 2023, property, plant and equipment items pledged as collateral for loan transactions and legal proceedings, consisting mainly of the units of Suzano and Três Lagoas totalling R$12,856,211 (R$12,773,662 in the same units as at December 31, 2022).

15.2.	Capitalized expenses

For the six-month period ended June 30, 2023, the Company capitalized loan costs in the amount of R$511,650 (R$359,407 as of December 31, 2022). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 11.78% p.a. (12.49% p.a. as of December 31, 2022).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful lives

	June 30, 2023	December 31, 2022
Goodwill - Facepa	119,332	119,332
Goodwill - Fibria	7,897,051	7,897,051
Goodwill - MMC Brasil (1)	182,798
Other (2)	4,018	3,405
	8,203,199	8,019,788

1)	Refers to the goodwill of the MMC Brasil business combination, whose allocation of the purchase price is disclosed in note 1.2.3.

2)	Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.

Goodwill is allocated to cash-generating units as presented in Note 28.4.

For the six-month period ended June 30, 2023, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.

16.2.	Intangible assets with limited useful lives

		June 30, 2023	December 31, 2022
Opening balance		7,173,183	8,014,740
Additions		197	90,499
Fair value adjustment MMC Brasil (1)		189,655
Write-offs			(51)
Amortization		(489,650)	(966,796)
Transfers and others		35,563	34,791
Closing balance		6,908,948	7,173,183
Represented by	Average rate %
Non-competition agreements	5.00	4,971	5,128
Port concessions	4.30	547,242	554,832
Lease agreements	16.90	10,624	14,374
Supplier agreements	12.90	48,146	55,554
Port service contracts	4.20	564,501	579,289
Cultivars	14.30	50,980	61,176
Trademarks and patents (1)	9.05	199,024	10,935
Customer portfolio	9.10	5,336,369	5,746,860
Supplier agreements	17.60	16,142	21,427
Software	20.00	122,013	113,946
Other	5.75	8,936	9,662
		6,908,948	7,173,183

Cost		12,229,915	12,004,503
Amortization		(5,320,967)	(4,831,320)
Closing balance		6,908,948	7,173,183

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil Indústria e Comércio Ltda.(Note 1.2.3.)

17.	TRADE ACCOUNTS PAYABLE

	June 30, 2023	December 31, 2022
In local currency
Related party (Note 11.1) (1)	13,161	3,776
Third party (2)(3)	4,305,857	4,171,988
In foreign currency
Third party (3)	2,028,936	2,030,806
	6,347,954	6,206,570

1)	The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.

2)	Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on June 30, 2023 was R$243,229 (R$416,643 at December 31, 2022).

3)	Within the balance of suppliers, the following balances refer to the Cerrado Project, R$988,892 (R$625,645 on December 31, 2022) in local currency and R$1,656,702 (R$1,370,833 on December 31, 2022) in foreign currency.

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

		Average annual	Current		Non-current		Total
Type	Interest rate	interest rate - %	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
In foreign currency
BNDES	UMBNDES	5.4	4,174	11,207			4,174	11,207
Bonds	Fixed	5.0	832,242	907,059	39,928,218	43,218,286	40,760,460	44,125,345
Export credits (“export prepayments”)	LIBOR/Fixed	6.2	1,719,005	156,156	14,597,783	16,779,064	16,316,788	16,935,220
Assets financing	SOFR	3.6	44,320	26,755	177,526	113,217	221,846	139,972
IFC - International Finance Corporation	SOFR	5.9	1,845		2,850,036		2,851,881
Others			10,647	5,980			10,647	5,980
			2,612,233	1,107,157	57,553,563	60,110,567	60,165,796	61,217,724
In local currency
BNDES	TJLP	8.4	55,034	69,495	221,302	246,004	276,336	315,499
BNDES	TLP	10.7	53,908	41,640	2,346,197	1,775,991	2,400,105	1,817,631
BNDES	Fixed	4.5	8,563	18,666	2,004	4,011	10,567	22,677
BNDES	SELIC	13.3	67,951	67,115	836,034	814,320	903,985	881,435
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	9.6	1,269,990	1,829,966			1,269,990	1,829,966
NCE (“Export credit notes”)	CDI	11.0	78,548	76,463	1,378,261	1,277,616	1,456,809	1,354,079
NCR (“Rural producer certificates”)	CDI	10.7	12,981	13,144	274,265	274,127	287,246	287,271
Export credits (“export prepayments”)	Fixed	8.1	1,339,409	77,694		1,315,813	1,339,409	1,393,507
Debentures	CDI	11.7	33,926	33,689	6,388,162	5,421,113	6,422,088	5,454,802
			2,920,310	2,227,872	11,446,225	11,128,995	14,366,535	13,356,867
			5,532,543	3,335,029	68,999,788	71,239,562	74,532,331	74,574,591

Interest on financing			1,141,837	1,238,623			1,141,837	1,238,623
Non-current funding			4,390,706	2,096,406	68,999,788	71,239,562	73,390,494	73,335,968
			5,532,543	3,335,029	68,999,788	71,239,562	74,532,331	74,574,591

18.2.	Breakdown by maturity – non-current

	2024	2025	2026	2027	2028	2029 onwards	Total
In foreign currency
Bonds	5,970	1,640,973	2,495,454	3,350,524	2,406,200	30,029,097	39,928,218
Export credits (“export prepayments”)	894,202	5,254,429	4,656,085	3,793,067			14,597,783
Assets financing	22,774	46,987	48,860	48,123	10,782		177,526
IFC - International Finance Corporation				187,413	883,520	1,779,103	2,850,036
	922,946	6,942,389	7,200,399	7,379,127	3,300,502	31,808,200	57,553,563
In local currency
BNDES – TJLP	22,052	98,809	85,571	7,090	3,590	4,190	221,302
BNDES – TLP	21,408	60,963	80,573	141,272	138,439	1,903,542	2,346,197
BNDES – Fixed	2,004						2,004
BNDES – SELIC	28,720	217,090	217,135	28,057	28,103	316,929	836,034
NCE (“Export credit notes”)		640,800	637,460	25,000	25,000	50,001	1,378,261
NCR (“Rural producer certificates”)		137,500	136,765				274,265
Debentures		2,340,550	2,333,776		748,306	965,530	6,388,162
	74,184	3,495,712	3,491,280	201,419	943,438	3,240,192	11,446,225
	997,130	10,438,101	10,691,679	7,580,546	4,243,940	35,048,392	68,999,788

18.3.	Roll-forward of loans, financing and debentures

	June 30, 2023	December 31, 2022
Opening balance	74,574,591	79,628,629
Fundraising, net of issuance costs	5,276,816	1,335,715
Interest accrued	2,309,587	4,007,737
Monetary and exchange rate variations, net	(4,543,048)	(3,949,020)
Settlement of principal	(765,533)	(2,517,934)
Settlement of interest	(2,352,484)	(4,019,072)
Amortization of fundraising costs	32,402	69,649
Others (fair value adjustments to business combinations)		18,887
Closing balance	74,532,331	74,574,591

18.4.	Breakdown by currency

	June 30, 2023	December 31, 2022
Brazilian Reais	14,355,349	13,347,244
US Dollars	60,172,808	61,216,140
Currency basket	4,174	11,207
	74,532,331	74,574,591

18.5.	Fundraising costs

The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	June 30, 2023	December 31, 2022
Bonds	434,970	255,182	179,788	210,822
CRA and NCE	125,222	119,769	5,453	10,838
Export credits (“export prepayments”)	191,710	132,897	58,813	75,520
Debentures	59,216	16,279	42,937	9,984
BNDES	63,588	52,692	10,896	12,016
IFC - International Finance Corporation	41,943	459	41,484
Others	18,147	17,412	735	873
	934,796	594,690	340,106	320,053

18.6.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered as collateral by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) which must be complied with.

18.7.	Relevant transactions entered into during the period

18.7.1.	BNDES

On June 27, 2023, the Company raised R$500,000 from BNDES indexed to the Long-Term Rate ("TLP"), plus a fixed interest rate of 5.23% p.a., with a principal grace period of 7 (seven) years and maturity in December 2037. The funds were allocated to projects in the forestry sector.

18.7.2.	International Finance Corporation (“IFC”)

On December 22, 2022, the Company obtained a new credit line ("A&B Loan") to be financed by the International Finance Corporation (IFC) and a syndicate of commercial banks, in a total amount of US$600,000 (equivalent to R$2,891,520).

The financing consists of the following parts: (i) "A-loan" in the amount of US$250,000 (equivalent to R$1,204,800) with IFC's own resources, at a cost of Term SOFR + 1.80% p.a. and a total term of eight years, with a principal grace period of six years; and (ii) "B-loan," a syndicated loan in the amount of US$350,000 (equivalent to R$1,686,720) at a cost of Term SOFR + 1.60% p.a. and a total term of seven years, with a principal grace period of five years.

This credit line was fully utilized by June 30, 2023.

The credit operation has sustainability performance indicators (KPIs) associated with goals for: (a) reducing greenhouse gas (GHG) emissions intensity, and (b) increasing the representation of women in leadership positions within the Company. The funds will be allocated to the Cerrado Project.

18.7.3.	Advance of exchange contract (“ACC”)

On May 19, 2023, the Company raised US$100,000 (equivalent to R$481,920) from BNP Paribas at a fixed rate of 6.00%, with maturity in May 2024.

On June 21, 2023, the Company raised US$35,000 (equivalent to R$168,672) from BNP Paribas at a fixed rate of 6.52%, with maturity in June 2024.

18.7.4.	Debenture

On June 29, 2023, the Company issued debenture in the amount of R$1,000,000.

The debenture consists of two parts: (i) an amount of R$500,000 at a cost of IPCA + 6.0188% p.a. and a total term of seven years, with a single maturity in 2030; and (ii) an amount of R$500,000 at a cost of IPCA + 6.2477% p.a. and a total term of ten years, with a single maturity in 2033.

18.8.	Significant transactions settled during the period

On June 22, 2023, the Company settled a CRA contract in the amount of R$685,239 (principal and interest), with an original maturity in June 2023 and a cost of IPCA + 5.9844%.

19.	LEASES

19.1.	Right of use

The balances rolled forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balance as at December 31, 2021	2,868,411	86,464	88,410	1,748,008	2,730	4,794,023
Additions/updates	849,996	66,821	61,647		4,216	982,680
Depreciation (1)	(360,225)	(40,732)	(64,301)	(124,890)	(2,303)	(592,451)
Write-offs (2)	(75,026)					(75,026)
Balance as at December 31, 2022	3,283,156	112,553	85,756	1,623,118	4,643	5,109,226
Additions/updates	290,722	85,493	78,547		490	455,252
Depreciation (1)	(188,802)	(51,778)	(29,419)	(62,445)	(1,191)	(333,635)
Write-offs (2)	(54)					(54)
Balance as at June 30, 2023	3,385,022	146,268	134,884	1,560,673	3,942	5,230,789

1)	The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.

2)	Write-off due to cancellation of contracts.

For the six-month period ended June 30, 2023, the Company does not have commitments to lease agreements not yet in force.

19.2.	Lease liabilities

The balance of lease payables on June 30, 2023, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.52	April/2050	3,673,964
Machinery and equipment	11.43	April/2035	217,381
Buildings	10.84	September/2031	122,556
Ships and boats	11.39	February/2039	2,178,580
Vehicles	10.83	July/2026	3,503
			6,195,984

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

The balances rolled forward are set out below:

	June 30, 2023	December 31, 2022
Opening balance	6,182,530	5,893,194
Additions	455,252	982,680
Write-offs (2)	(54)	(75,026)
Payments	(577,132)	(1,044,119)
Accrual of financial charges (1)	327,374	612,042
Exchange rate variations	(191,986)	(186,241)
Closing balance	6,195,984	6,182,530

Current	710,906	672,174
Non-current	5,485,078	5,510,356

1)	On June 30, 2023, the amount of R$104,137 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$178,429 as of December 31, 2022).

2)	Write-off due to cancellation of contracts.

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

The amounts recognized are set out below:

	June 30, 2023	June 30, 2022
Expenses relating to short-term assets	5,559	1,038
Expenses relating to low-value assets	946	571
	6,505	1,609

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.

The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.

The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

	June 30, 2023
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	419,915	255,805	118,729	2,645,705	3,440,154
Payments	(1,192)	(22,839)	(868)		(24,899)
Reversal	(4,968)	(28,652)	(7,507)	(88,612)	(129,739)
Additions	29,147	62,979	11,155		103,281
Monetary adjustment	13,158	10,700	8,889		32,747
Provision balance	456,060	277,993	130,398	2,557,093	3,421,544
Judicial deposits	(145,567)	(77,101)	(23,796)		(246,464)
Provision balance at the end of the period	310,493	200,892	106,602	2,557,093	3,175,080

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,410,363 and civil lawsuits in the amount of R$146,730, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

	December 31, 2022
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the year	477,096	178,925	82,592	2,694,541	3,433,154
Payments	(14,948)	(44,516)	(20,497)		(79,961)
Reversal	(71,446)	(53,211)	(15,577)	(48,836)	(189,070)
Additions	14,036	157,562	56,834		228,432
Monetary adjustment	15,177	17,045	15,377		47,599
Provision balance	419,915	255,805	118,729	2,645,705	3,440,154
Judicial deposits	(149,951)	(12,270)	(21,623)		(183,844)
Provision balance at the end of the year	269,964	243,535	97,106	2,645,705	3,256,310

1)	Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$2,448,564 and civil lawsuits in the amount of R$197,141, measured and recorded at the estimated fair value resulting from the business combination with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations.

2)	Reversal due to a change in likelihood and/or due to settlement.

20.1.1.	Tax and social security

On June 30, 2023, the Company has 30 (thirty) (31 (thirty-one) as of December 31, 2022) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.

20.1.2.	Labor

On June 30, 2023, the Company has 1,176 (one thousand, one hundred and seventy-six) as of December 31, 2022) labor lawsuits.

In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil, environment and real estate

On June 30, 2023, the Company has 77 (seventy-seven) (66 (sixty-six) as at December 31, 2022) civil, environmental and real estate proceedings.

The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Contingencies with possible losses

The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	June 30, 2023	December 31, 2022
Taxes and social security (1)	9,211,342	8,201,246
Labor	224,181	321,428
Civil and environmental (1)	4,981,793	4,414,877
	14,417,316	12,937,551

1)	The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,537,335 (R$2,614,518 as of December 31, 2022), which were recorded at fair value resulting from business combinations with Fibria, in accordance with paragraph 23 of IFRS 3 – Business Combinations, as presented in Note 20.1.1. above.

In the six-month period ended June 30, 2023, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 20).

20.3.	Contingent assets

In the six-month period ended June 30, 2023, there were no significant changes in the main nature of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2022 (Note 20).

21.	EMPLOYEE BENEFIT PLANS

The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2022 (Note 21), which did not change during the six-month period ended June 30, 2023.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the six-month period ended June 30, 2023 amounted R$8,650 (R$7,308 as of June 30, 2022) recognized under the cost of sales, selling and general and administrative expenses.

21.2.	Defined benefits plan

The Company offers the following post-employment benefits in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	June 30, 2023	December 31, 2022
Opening balance	691,424	675,158
Interest on actuarial liabilities	34,615	59,258
Actuarial loss		12,231
Exchange rate variations		(577)
Amount arising from the acquisition of MMC Brasil	1,457
Benefits paid	(25,563)	(54,646)
Closing balance	701,933	691,424

22.	SHARE-BASED COMPENSATION PLAN

For the six-month period ended June 30, 2023, the Company has 3 (three) share-based, long-term compensation plans: (i) Phantom stock option plan (“PS”); (ii) Share Appreciation Rights (“SAR”), both settled in local currency; and (iii) restricted shares, settled in shares.

The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2022 (Note 22), which did not change during the six-month period ended June 30, 2023.

22.1.	Long term compensation plans (“PS and SAR”)

The roll-forward arrangements are set out below:

	Number of shares
	June 30, 2023	December 31, 2022
Opening balance	7,583,185	5,415,754
Granted during of the period	3,318,892	4,152,200
Exercised (1)	(244,464)	(1,474,506)
Exercised due to resignation (1)	(24,743)	(175,552)
Abandoned/cancelled due to resignation	(225,126)	(334,711)
Closing balance	10,407,744	7,583,185

1)	The average price of the share options exercised and exercised due to termination of employment on June 30, 2023 was R$47.78 (forty seven reais and seventy eight cents) ((R$48.79 (forty eight reais and seventy nine cents) as at December 31, 2022).

22.2.	Restricted shares plan

The position is set forth below:

Program	Date of execution of the contract	Grant date	Price on grant date		Shares Granted	Restricted year for transfer of shares
2020	01/02/2020	01/02/2021	R$	51.70	111,685	01/02/2024
2021	01/02/2021	01/02/2022	R$	53.81	113,161	01/02/2025
2022	01/02/2022	01/02/2023	R$	52.00	101,164	01/02/2026
2023	01/02/2023	01/02/2023	R$	49.58	161,355	01/02/2026
					487,365

22.3.	Measurement assumptions

The amounts corresponding to the services received and recognized are set forth below:

	Liabilities and Equity		Statement of income and Equity
	June 30, 2023	December 31, 2022	June 30, 2023	June 30, 2022
Non-current liabilities
Provision for phantom stock plan	183,589	162,117	(32,731)	(31,389)
Equity
Stock options granted	22,584	20,790	(4,159)	(2,668)
Shares granted		(2,365)		2,365
	22,584	18,425	(4,159)	(303)
			(36,890)	(31,692)

23.	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	June 30, 2023	December 31, 2022
Assets acquisitions
Vitex/Parkia (1)		1,758,365
		1,758,365
Business combinations
Facepa (2)	25,884	42,655
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	254,980	261,302
	280,864	303,957
	280,864	2,062,322

Current	101,207	1,856,763
Non-current	179,657	205,559

1)	On June 22, 2022, the Company acquired all the shares of the Parkia structure companies, in the amount of US$667,000 (equivalent to R$3,444,255 on the date of execution of the agreement), upon the payment of US$330,000 (equivalent to R$1,704,054 on the date of the transaction), on June 22, 2023, the payment of the second installment in the amount of US$337,000 (equivalent to R$1,615,140 on the transaction date) was made.

2)	Acquired in March 2018, for the amount of R$307,876, upon the payment of R$267,876, with the remainder updated at the IPCA, adjusted for possible losses incurred up to the payment date, with maturity in March 2028.

3)	On August 2014, the Company acquired Vale Florestar S.A. through VFFIP, for a total amount of R$528,941 upon the payment of R$44,998, and the remainder with maturity up to August 2029. The annual settlements, carried out in the month of August, are subject to interest and updated by the variations of the US Dollar exchange rate, and partially updated by the IPCA.

24.	SHAREHOLDERS’ EQUITY

24.1	Share capital

On June 30, 2023, Suzano’s share capital was R$9,269,281 divided into 1,324,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$9,235,546. The breakdown of the share capital is as set out below:

	June 30, 2023		December 31, 2022
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.76	367,612,329	27.01
Controller	196,064,797	14.81	195,064,797	14.33
Managements and related persons	34,097,609	2.57	34,102,309	2.51
Alden Fundo de Investimento em Ações	26,154,744	1.98	26,154,744	1.91
	623,929,479	47.12	622,934,179	45.76
Treasury (Note 24.2)	32,466,900	2.45	51,911,569	3.81
Other shareholders	667,721,236	50.43	686,417,836	50.43
	1,324,117,615	100.00	1,361,263,584	100.00

By a resolution of the Board of Directors, the share capital may be increased, irrespective of any amendments to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the six-month period ended June 30, 2023, SUZB3 common shares closed the period quoted at R$44.22 (forty-four reais and twenty-two cents) and R$48.24 (forty-eight reais and twenty-four cents) on December 31, 2022.

24.2	Treasury shares

In the six-month period ended June 30, 2023, the Company had 32,466,900 (51,911,569 as of December 31, 2022) of its own common shares held in treasury, with an average cost of R$42.55 (forty-two reais and fifty-five cents) per share, with a historical value of R$1,381,600 (R$2,120,324 as at December 31, 2022) and the market corresponding to R$1,435,686 (R$2,504,214 as at December 31, 2022).

On February 28, 2023, 37,145,969 common shares were cancelled, as described in Note 1.2.5.

The Company has repurchase programs, approved on October 27, 2022, with a limit of 20,000,000 common shares of its own issue, with a term of 18 months. Up to June 30, 2023, the Company had repurchased 17,701,300 common shares with a total of R$778,500, of which R$721,052 had a cash effect up to June 30, 2023 and R$57,448 were settled in the subsequent month.

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2021	12,042,004	18.13	218,265	656,530
Realization in the restricted stock plan	130,435	18.13	2,365	8,156
Repurchase	40,000,000	47.61	1,904,424	1,904,424
Balances at December 31, 2022	51,911,569	40.84	2,120,324	2,504,214
Repurchase	17,701,300	43.98	778,500	778,500
Canceled	37,145,969	40.84	1,517,224	1,570,532
Balances at June 30, 2023	32,466,900	42.55	1,381,600	1,435,686

25.	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic earnings (loss) per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	June 30, 2023	June 30, 2022
Resulted of the period attributable to controlling shareholders	10,310,498	10,480,342
Weighted average number of shares in the period – in thousands	1,336,021	1,361,264
Weighted average treasury shares – in thousands	(26,791)	(14,088)
Weighted average number of outstanding shares – in thousands	1,309,230	1,347,176
Basic earnings (loss) per common share – R$	7.87524	7.77949

25.2	Diluted

The diluted earnings (loss) per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	June 30, 2023	June 30, 2022
Resulted of the period attributed to controlling shareholders	10,310,498	10,480,342
Weighted average number of shares during the period (except treasury shares) – in thousands	1,309,230	1,347,176
Average number of potential shares (stock options) - in thousands	487	215
Weighted average number of shares (diluted) – in thousands	1,309,717	1,347,391
Diluted earnings (loss) per common share – R$	7.87231	7.77825

25.3	Profit reserves

Reserves are constituted by the allocation of the Company's profits, after the allocation for the payment of the minimum mandatory dividends and after the allocation to the various profit reserves.

In April 26, 2023, the shareholders' meeting approved the retention of profits in the amount of R$14,972,324, for investments on the Company's productive capacity and improvement of processes in order to meet the Company's growth strategy commitments.

26.	NET FINANCIAL RESULT

	June 30, 2023	June 30, 2022
Financial expenses
Interest on loans, financing and debentures (1)	(1,797,937)	(1,742,976)
Amortization of transaction costs (2)	(32,421)	(36,838)
Interest expenses on lease liabilities (3)	(223,237)	(210,597)
Amortization of fair value adjustments		(9,452)
Other	(254,471)	(183,660)
	(2,308,066)	(2,183,523)
Financial income
Cash and cash equivalents and marketable securities	683,608	303,822
Other	106,290	48,745
	789,898	352,567
Results from derivative financial instruments
Income	6,758,955	8,653,252
Expenses	(1,859,936)	(4,032,366)
	4,899,019	4,620,886
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	4,543,048	3,812,954
Leases	191,986	176,291
Other assets and liabilities (4)	(1,110,099)	(818,556)
	3,624,935	3,170,689
Net financial result	7,005,786	5,960,619

1)	Excludes R$511,650 arising from capitalized loan costs, substantially related to property, plant and equipment in progress of the Cerrado Project for the six-month period ended June 30, 2023 (R$108,972 as at June 30, 2022).

2)	Includes expense of R$19 arising from transaction costs on loans and financing that were recognized directly in the statement of income (R$39 as at June 30, 2022).

3)	Includes R$104,137 referring to the reclassification to the biological assets item for the composition of the formation cost (R$84,470 as of June 30, 2022).

4)	Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.

27.	NET SALES

	June 30, 2023	June 30, 2022
Gross sales	24,552,121	25,466,749
Sales deductions
Returns and cancellations	(65,560)	(42,388)
Discounts and rebates	(3,019,895)	(3,187,446)
	21,466,666	22,236,915
Taxes on sales	(1,030,649)	(974,425)
Net sales	20,436,017	21,262,490

28.	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

The Board of Directors and Board of Statutory Executive Officers evaluates the performance of the Company’s business segments through EBITDA.

The operating segments defined by the Company’s management are set forth below:

i)	Pulp: comprised of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.

ii)	Paper: comprises the production and sale of paper to meet the demands of both the domestic and foreign markets. Consumer goods (tissue) sales are classified under this segment due to their immateriality.

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determines the allocation of resources on a consolidated basis.

In addition, with respect to geographical information related to non-current assets, the Company does not disclose such information, as all property, plant and equipment, biological and intangible assets are in Brazil.

28.2	Information of operating segments

	June 30, 2023
	Pulp	Paper	Total
Net sales	16,302,347	4,133,670	20,436,017
Domestic market (Brazil)	1,249,493	2,971,910	4,221,403
Foreign markets	15,052,854	1,161,760	16,214,614
EBITDA	9,155,697	1,812,784	10,968,481
Depreciation, depletion and amortization			(3,593,516)
Operating profit before net financial income (“EBIT”) (1)			7,374,965
EBITDA margin (%)	56.16%	43.85%	53.67%

1)	(“Earnings before interest and tax”).

	June 30, 2022
	Pulp	Paper	Total
Net sales	17,496,421	3,766,069	21,262,490
Domestic market (Brazil)	1,246,965	2,589,671	3,836,636
Foreign market	16,249,456	1,176,398	17,425,854
EBITDA	10,168,584	1,402,897	11,571,481
Depreciation, depletion and amortization			(3,594,963)
Operating profit before net financial income (“EBIT”) (1)			7,976,518
EBITDA margin (%)	58.12%	37.25%	54.42%

1)	(“Earnings before interest and tax”).

28.3	Net sales by product

Products	June 30, 2023	June 30, 2022
Market pulp (1)	16,302,347	17,496,421
Printing and writing paper (2)	3,384,698	3,089,666
Paperboard	708,576	644,809
Other	40,396	31,594
	20,436,017	21,262,490

1)	Net sales of fluff pulp represent approximately 0.8% of total net sales, and therefore were included in market pulp net sales. (0.8% as at June 30, 2022).

2)	Net sales of tissue represent approximately 3.1% of total net sales, and therefore were included in printing and writing paper net sales. (2.5% as at June 30, 2022).

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	June 30, 2023	December 31, 2022
Pulp	7,897,051	7,897,051
Paper (1)	302,130	119,332
	8,199,181	8,016,383

1)	On June 1, 2023, the Company completed the acquisition of MMC Brasil.(Note 1.2.3.)

29.	INCOME (EXPENSES) BY NATURE

	June 30, 2023	June 30, 2022
Cost of sales
Personnel expenses	(711,401)	(652,396)
Costs of raw materials, materials and services	(5,336,373)	(5,351,098)
Logistics costs	(2,129,684)	(2,176,264)
Depreciation, depletion and amortization	(3,144,107)	(3,088,132)
Other (1)	(875,290)	(287,875)
	(12,196,855)	(11,555,765)
Selling expenses
Personnel expenses	(126,331)	(115,604)
Services	(62,108)	(63,133)
Logistics costs	(516,380)	(509,420)
Depreciation and amortization	(475,228)	(474,249)
Other (2)	(51,115)	(35,302)
	(1,231,162)	(1,197,708)
General and administrative expenses
Personnel expenses	(489,463)	(437,176)
Services	(171,346)	(142,973)
Depreciation and amortization	(55,014)	(51,639)
Other (3)	(101,620)	(69,444)
	(817,443)	(701,232)
Other operating (expenses) income net
Rents and leases	1,476	1,058
Results from sales of other products, net	48,312	34,723
Results from sales and disposals of property, plant and equipment, intangible and biological assets, net	(111,195)	8,041
Result on fair value adjustment of biological assets	1,256,315	171,618
Depletion and amortization	80,833	19,057
Tax credits - ICMS from the PIS/COFINS calculation basis		(1,324)
Provision for judicial liabilities	(71,878)	(64,300)
Other operating income (expenses), net	(19,874)	(9,447)
	1,183,989	159,426

1)	Includes R$411,718 related to maintenance downtime, costing (R$368,606 as at June 30, 2022).

2)	Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.

3)	Includes, substantially, corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.